Dreyfus Premier Municipal Bond Fund
Statement of Investments
January 31, 2006 (Unaudited)

Long-Term Municipal Investments--96.9%	Principal Amount ($)	Value ($)
Alabama--2.1%		
Jefferson County:		
Limited Obligation School Warrants		
5.25%, 1/1/2020	5,000,000	5,326,050
Sewer Revenue (Capital Improvement Warrants)		
5.125%, 2/1/2009 (Insured; FGIC)	4,000,000 a	4,226,920
University of Alabama, HR		
5.75%, 9/1/2020 (Insured; MBIA)	3,000,000	3,272,400
Arizona--.4%		
Arizona School Facilities Board, Revenue		
(State School Improvement) 5.25%, 7/1/2012	2,500,000 a	2,735,150
Arkansas--2.2%		
Independence County, PCR		
(Entergy Arkansas Inc.)		
5%, 1/1/2021	5,000,000	5,064,950
Lake Hamilton, School District Number 005		
(Capital Improvement) 5.50%, 4/1/2029		
(Insured; AMBAC)	4,600,000	4,769,648
Pulaski County, HR (Arkansas Children's Hospital Project)		
5%, 3/1/2035 (Insured; AMBAC)	3,500,000	3,602,865
California--10.6%		
California, GO:		
5.625%, 5/1/2010 (Insured; FGIC)	2,530,000 a	2,767,314
5.625%, 5/1/2010 (Insured; FGIC)	2,600,000 a	2,843,880
5.625%, 5/1/2018 (Insured; FGIC)	3,020,000	3,264,922
5.625%, 5/1/2020 (Insured; FGIC)	3,115,000	3,367,626
California Department of Water Resources,		
Power Supply Revenue:		
6%, 5/1/2012	6,000,000 a	6,870,720
5.375%, 5/1/2012 (Insured; AMBAC)	5,280,000 a	5,862,648
California Educational Facilities Authority, Revenue		
(University of Southern California)		
5%, 10/1/2033	5,000,000	5,168,400
California Pollution Control Financing Authority, PCR		
7.98%, 6/1/2014	6,355,000 b,c	8,225,912
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue 6%, 1/1/2007	5,000,000 a	5,128,750
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue (Asset Backed):		
5%, 6/1/2021	4,875,000	4,911,855
7.875%, 6/1/2042	2,170,000	2,610,184
7.90%, 6/1/2042	1,920,000	2,312,429
Lincoln, Special Tax		
(Community Facilities District Number 2003-1)		
6%, 9/1/2034	3,500,000	3,713,115
Los Angeles Unified School District		
5.25%, 7/1/2020 (Insured; FSA)	4,000,000	4,353,360
Port Oakland, Revenue 5.50%, 11/1/2020 (Insured; FGIC)	4,085,000	4,400,239
Colorado--4.9%		
Broomfield City and County, COP		
(Open Space Park and Recreation Facilities)		
5.50%, 12/1/2020 (Insured; AMBAC)	1,000,000	1,078,350
Colorado Educational and Cultural Facilities Authority,		
LR (Community Colleges of Colorado)		
5.50%, 12/1/2021 (Insured; AMBAC)	1,100,000	1,195,931
Colorado Housing Finance Authority:		
7.15%, 10/1/2030 (Collateralized; FHA)	95,000	97,075
6.60%, 8/1/2032 (Collateralized; FHA)	4,120,000	4,228,356
Denver City and County, Airport Revenue		
6%, 11/15/2017 (Insured; AMBAC)	5,000,000	5,419,100
E-470 Public Highway Authority, Revenue		
5.75%, 9/1/2035 (Insured; MBIA)	5,500,000	6,051,870
Northwest Parkway Public Highway Authority, Revenue:		
Zero Coupon, 6/15/2027 (Insured; AMBAC)	6,125,000	1,842,400
7.125%, 6/15/2041	8,250,000	7,825,125
Wheatlands Metropolitan District Number 2, GO:		
6%, 12/1/2025	1,000,000	1,007,660
6.125%, 12/1/2035	1,500,000	1,511,970

Connecticut--4.3%

Connecticut:		
7.737%, 6/15/2011	4,000,000 b,c	4,706,280
7.237%, 12/15/2015	3,700,000 b,c	4,666,662
Connecticut Health and Educational Facilities Authority, Revenue:		
(Saint Francis Hospital and Medical Center) 5.50%, 7/1/2017 (Insured; Radian)	4,040,000	4,356,413
(University of Hartford) 5.625%, 7/1/2026 (Insured; Radian)	4,345,000	4,683,823
Mashantucket Western Pequot Tribe, Special Revenue 5.75%, 9/1/2027	8,000,000 c	8,224,560

District of Columbia--1.1%

Washington Convention Center Authority, Dedicated Tax Revenue (Senior Lien) 5%, 10/1/2021 (Insured; AMBAC)	6,500,000	6,781,450

Florida--.4%

Highlands County Health Facilities Authority, Revenue (Adventist/Sunbelt) 6%, 11/15/2031	2,500,000	2,683,925

Georgia--2.0%

Atlanta and Fulton County Recreation Authority, Revenue (Downtown Arena Public Improvement) 5.375%, 6/1/2007 (Insured; MBIA)	2,180,000 a	2,281,283
College Park Business and Industrial Development Authority, Revenue (Civic Center) 5.75%, 9/1/2010 (Insured; AMBAC)	4,250,000 a	4,725,575
Georgia 5.25%, 7/1/2017	5,000,000	5,366,700

Illinois--4.4%

Carol Stream, First Mortgage Revenue (Windsor Park Manor) 6.50%, 12/1/2007	770,000	797,173
Chicago, SFMR 6.45%, 9/1/2029 (Collateralized: FHLMC, FNMA and GI	2,970,000	3,059,932
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Projec 8.20%, 12/1/2024	6,000,000	5,815,980
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facility)		
8.75%, 3/1/2010	107,000	107,190
8.25%, 8/1/2012	216,484	192,043
Illinois Educational Facilities Authority, Revenues (Chicago University)		
5.125%, 7/1/2038 (Insured; MBIA	5,000,000	5,158,300
(Northwestern University) 5%, 12/1/2038	2,500,000	2,559,225
Illinois Health Facilities Authority, Revenue (Residential Centers Inc.) 8.50%, 8/15/2010	4,000,000	4,004,720
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) 5.50%, 6/15/2023 (Insured; MBIA)	5,000,000	5,454,150

Kansas--.9%

Wichita, HR (Via Christi Health System, Inc.)		
6.25%, 11/15/2019	2,000,000	2,199,980
6.25%, 11/15/2020	3,000,000	3,299,970

Kentucky--2.2%

Mount Sterling, LR (Kentucky League of Cities Funding) 6.10%, 3/1/2018	5,500,000	6,454,140
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program) 6.40%, 3/1/2019	6,000,000	7,215,060

Louisiana--.6%

Louisiana Housing Finance Agency, SFMR (Home Ownership Program) 6.40%, 12/1/2030 (Collateralized: FNMA and GNMA	2,815,000	2,892,159
Saint James Parish, SWDR (Freeport-McMoran Partnership) 7.70%, 10/1/2022	1,000,000	1,001,070

Maryland--.4%

Maryland Energy Financing Administration, SWDR (Wheelabrator Water) 6.45%, 12/1/2016	2,100,000	2,174,571

Massachusetts--.9%

Massachusetts Industrial Finance Agency, Revenue, Water Treatment (American Hingham) 6.95%, 12/1/2035	2,450,000	2,520,535
Route 3 North Transportation Improvement Association, LR 5.75%, 6/15/2017 (Insured; MBIA)	3,000,000	3,252,450

Michigan--5.1%

Dearborn Economic Development Corp., HR (Oakwood Obligation Group) 5.875%, 11/15/2025 (Insured; FGIC	4,950,000	5,058,306
Michigan Building Authority, Revenue (Residual Certificates) 7.72%, 10/15/2017	5,000,000 b,c	5,880,100
Michigan Hospital Finance Authority, Revenue 6.976%, 11/15/2007	3,225,000 b,c	3,422,176
Michigan Strategic Fund, SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	7,925,000	7,832,040
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3) 6.25%, 6/1/2022	3,250,000	3,525,763
Romulus Economic Development Corp., EDR (HIR Limited Partnership) 7%, 11/1/2015	5,000,000	6,095,850

Minnesota--2.4%

Chaska, Electric Revenue 6%, 10/1/2010	2,000,000 a	2,212,980
Minnesota Housing Finance Agency, Single Family Mortgage 5.95%, 1/1/2017	610,000	611,903
Minnesota Public Facilities Authority, Water PCR 5%, 3/1/2024	5,000,000	5,309,000
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) 6%, 11/15	6,500,000	6,963,970

Missouri--1.6%

Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Proje		
5.375%, 12/1/2027	2,470,000	2,556,821
5%, 6/1/2035	2,500,000	2,522,100
Missouri Health and Educational Facilities Authority Health Facilities Revenue (Saint Anthony's Medical Center) 6.125%, 12/1/2016	4,000,000 a	4,475,920
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) 6.30%, 9/1/2025 (Collateralized: FNMA and GNMA)	140,000	141,812

Mississippi--.5%

Mississippi Home Corp., SFMR 6.95%, 12/1/2031 (Collateralized; GNMA	2,725,000	2,815,770

New Jersey--5.4%			
New Jersey Economic Development Authority, Revenue:			
7.275%, 6/1/2015 (Insured; AMBAC)	2,495,000	b,c	2,910,692
6.726%, 6/15/2016 (Insured; AMBAC)	2,495,000	b,c	2,910,692
(School Facilities - Construction 2001)			
5.25%, 6/15/2011 (Insured; AMBAC)	10,000	a	10,833
5.25%, 6/15/2011 (Insured; AMBAC)	10,000	a	10,833
New Jersey Turnpike Authority, Turnpike Revenue:			
5.50%, 1/1/2010 (Insured; MBIA)	6,000,000	a	6,447,960
8.226%, 1/1/2011 (Insured; MBIA)	6,350,000	b,c	7,745,032
5%, 1/1/2035 (Insured; AMBAC)	3,000,000		3,109,770
Tobacco Settlement Financing Corp. of New Jersey:			
7%, 6/1/2041	5,000,000		5,714,300
(Asset Backed) 5.75%, 6/1/2032	4,740,000		4,908,507
New Mexico--1.1%			
Farmington, PCR			
(Public Service Co. - San Juan) 6.375%, 4/1/2022	1,430,000		1,511,596
Jicarilla Apache Nation, Revenue 5.50%, 9/1/2023	5,000,000		5,328,700
New York--4.4%			
New York City 5.50%, 3/15/2015	3,500,000		3,770,025
New York City Municipal Water Finance Authority,			
Water and Sewer Systems Revenue			
6%, 6/15/2010	3,085,000	a	3,434,685
New York City Industrial Development Agency,			
Special Facility Revenue (American Airlines, Inc			
John F. Kennedy International Airport Project)			
8%, 8/1/2028	3,500,000		3,720,500
New York State Dormitory Authority, Revenues:			
(New York University)			
6%, 7/1/2017 (Insured; MBIA)	3,500,000		4,152,330
(Rochester Institute of Technology)			
5.25%, 7/1/2024 (Insured; AMBAC)	3,345,000		3,601,026
(State University Educational Facilities)			
7.50%, 5/15/2013	2,500,000		3,068,350
New York State Power Authority, Revenue			
5%, 11/15/2019 (Insured; FGIC)	5,000,000		5,378,350
North Carolina--2.2%			
North Carolina Eastern Municipal Power Agency,			
Power Systems Revenue:			
7%, 1/1/2013	3,500,000		3,979,325
6.75%, 1/1/2026 (Insured; ACA)	5,000,000		5,501,150
North Carolina Medical Care Commission, Revenue			
(Housing Foundation Inc.):			
6.45%, 8/15/2020 (Insured; ACA)	1,000,000		1,097,910
6.625%, 8/15/2030 (Insured; ACA)	2,565,000		2,793,439
Ohio--6.7%			
Cincinnati, Water Systems Revenue:			
5%, 12/1/2020	2,420,000		2,558,158
5%, 12/1/2021	3,825,000		4,031,856
Cleveland-Cuyahoga County Port Authority, Revenue			
(Special Assessment/Tax Increment)			
7.35%, 12/1/2031	3,000,000		3,236,100
Columbus City School District,			
School Facilities Construction and Improvement			
5%, 12/1/2032 (Insured; FSA)	5,000,000		5,211,750
Cuyahoga County:			
Hospital Facilities Revenue			
(UHHS/CSAHS - Cuyahoga Inc. and			
CSAHS/UHHS - Canton Inc. Projects)			
7.50%, 1/1/2030	7,000,000		7,793,170
Hospital Improvement Revenue			
(The Metrohealth Systems Project)			
6.15%, 2/15/2009	3,115,000	a	3,384,074
Hamilton County, Sales Tax			
Zero Coupon, 12/1/2025 (Insured; AMBAC)	14,865,000		6,019,879
Mahoning County, HR			
(Forum Health Obligation Group) 6%, 11/15/2032	1,750,000		1,775,340
Ohio Water Development Authority,			
Pollution Control Facilities Revenue			
(Cleveland Electric Illuminating Co. Project)			
6.10%, 8/1/2020 (Insured; ACA)	7,300,000		7,597,913
Oklahoma--2.2%			
Holdenville Industrial Authority,			
Correctional Facility Revenue:			
6.60%, 7/1/2006	2,045,000	a	2,113,855
6.70%, 7/1/2006	4,625,000	a	4,782,620
McGee Creek Authority, Water Revenue			
6%, 1/1/2013 (Insured; MBIA)	6,025,000		6,660,758
Oregon--.6%			
Portland, Sewer Systems Revenue			
5.75%, 8/1/2010 (Insured; FGIC)	3,500,000	a	3,828,615
Pennsylvania--3.8%			
Allegheny County Sanitation Authority,			
Sewer Revenue 5.375%, 12/1/2007			
(Insured; MBIA)	13,700,000	a	14,451,034
Butler County Industrial Development Authority,			
Health Care Facilities Revenue			
(Saint John Care Center)			
5.85%, 4/20/2036 (Collateralized; GNMA	4,210,000		4,505,416
Montgomery County Higher Education and			
Health Authority, Revenue			
(First Mortgage - AHF/Montgomery, Inc.)			
10.50%, 9/1/2020	3,075,000		3,084,594
Montgomery County Industrial Development Authority,			
Mortgage Revenue (Whitemarsh Continuing Care)			
6.125%, 2/1/2028	1,500,000		1,569,105
Rhode Island--1.0%			
Providence, Special Tax Increment Obligation			
6.65%, 6/1/2006	3,895,000	a	4,006,825
Rhode Island Health and Educational Building			
Corp., Revenue (Higher Education Facility)			
5.50%, 9/15/2024 (Insured; AMBAC)	2,000,000		2,205,360
South Carolina--1.8%			
Greenville County School District, Installment Purchase			
Revenue (Building Equity Sooner for Tomorrow)	5,450,000	b,c	6,264,012
7.72%, 12/1/2028			
Greenville Hospital System,			
Hospital Facilities Revenue			
5.50%, 5/1/2026 (Insured; AMBAC)	4,385,000		4,732,073
Tennessee--2.9%			
Johnson City Health and Educational Facilities Board,			
Hospital First Mortgage Revenue			
(Mountain States Health Alliance)			
5.50%, 7/1/2031	8,355,000	d	8,673,409
Memphis Center Revenue Finance Corp.,			
Sports Facility Revenue (Memphis Redbirds)			
6.50%, 9/1/2028	8,000,000		8,148,960
Shelby County Health, Educational and Housing			
Facilities Board, MFHR			
(Cameron at Kirby Parkway and Stonegate Apartments)			
7.25%, 7/1/2023	2,685,000	e	1,343,843

Texas--5.6%			
Alliance Airport Authority,			
Special Facilities Revenue			
(American Airlines, Inc. Project) 7.50%, 12/1/2029	5,100,000		4,394,874
(Federal Express Corp.) 6.375%, 4/1/2021	5,040,000		5,161,666
Austin Convention Enterprises Inc.,			
Hotel Revenue (Convention Center)			
6.70%, 1/1/2028	5,000,000		5,345,750
Dallas-Fort Worth International Airport:			
Facility Improvement Corp. Revenue			
(American Airlines Inc.)			
7.25%, 11/1/2030	5,505,000		4,587,427
6.375%, 5/1/2035	2,000,000		1,487,360
Joint Revenue 5.50%, 11/1/2021			
(Insured; FSA)	3,000,000		3,242,130
Sabine River Authority, PCR			
(TXU Energy Co. LLC)			
6.15%, 8/1/2022	2,995,000		3,276,440
Texas Turnpike Authority,			
Central Texas Turnpike System Revenue			
5.75%, 8/15/2038 (Insured; AMBAC)	3,500,000		3,857,980
Wichita Falls, Water and Sewer Revenue			
5.375%, 8/1/2024 (Insured; AMBAC)	3,000,000		3,222,840
Utah--1.3%			
Carbon County, SWDR			
(Sunnyside Cogeneration-A)			
7.10%, 8/15/2023	8,039,000		8,104,598
Virginia--.8%			
Tobacco Settlement Financing Corp. of Virginia			
(Asset Backed) 5.625%, 6/1/2037	5,000,000		5,086,700
Washington--2.1%			
Washington Public Power Supply System, Revenue			
(Nuclear Project Number 3)			
7.125%, 7/1/2016 (Insured; MBIA)	10,425,000		13,091,402
West Virginia--.9%			
West Virginia, GO State Road			
5.75%, 6/1/2010 (Insured; MBIA)	2,500,000	a	2,750,175
West Virginia Hospital Finance Authority, HR			
(Charleston Area Medical Center)			
6%, 9/1/2010	2,440,000	a	2,694,931
Wisconsin--3.4%			
Badger Tobacco Asset Securitization Corp.,			
Tobacco Settlement Revenue			
7%, 6/1/2028	13,350,000		14,870,965
Wisconsin Health and Educational Facilities Authority,			
Revenue (Aurora Health Care)			
6.40%, 4/15/2033	5,500,000		6,018,650
Wyoming--.4%			
Wyoming Student Loan Corp., Student Loan Revenue			
6.25%, 6/1/2029	2,500,000		2,656,900
U.S. Related--3.3%			
Children's Trust Fund of Puerto Rico, Tobacco			
Settlement Revenue, Asset Backed Bonds:			
Zero Coupon, 5/15/2050	19,900,000		1,260,864
Zero Coupon, 5/15/2055	10,000,000		339,600
Commonwealth of Puerto Rico:			
5.65%, 7/1/2015 (Insured; MBIA)	4,000,000		4,555,600
Public Improvement 5.25%, 7/1/2013			
(Insured; MBIA)	6,000,000		6,604,320
Puerto Rico Electric Power Authority, Power Revenue			
5%, 7/1/2032 (Insured; MBIA)	5,500,000		5,708,450
Puerto Rico Highways and Transportation Authority,			
Transportation Revenue 5%, 7/1/2042	2,235,000		2,256,970
Total Long-Term Municipal Investments			
(cost $568,035,806)			**600,778,320**
Short-Term Municipal Investments--3.4%			
Illinois--.2%			
Illinois Finance Authority, Revenue			
(Northwestern Memorial Hospital) 3.05%			
(Liquidity Facility; Union Bank of Switzerland	1,100,000	f	1,100,000
Kentucky--.5%			
Breckinridge County, Lease Program Revenue			
(Kentucky Association of Counties Leasing Trust)			
3.07% (LOC; U.S. Bank NA)	3,200,000	f	3,200,000
Louisiana--1.2%			
New Orleans, Sewerage Service, BAN 2.98%, 7/26/2006	7,500,000		7,406,700
North Carolina--.4%			
North Carolina Medical Care Commission, Health			
Care Facilities First Mortgage Revenue			
(Carol Woods Project) 3.10% (Insured; AGIC)	2,580,000	f	2,580,000
South Dakota--1.1%			
Lawrence County, PCR (Homestake Mining			
Company of California Project)			
3.03% (LOC; JPMorgan Chase Bank)	2,100,000	f	2,100,000
South Dakota Health and Educational Facilities			
Authority, Revenue (Rapid City Regional Hospital)			
3.03% (Insured; MBIA and Liquidity Facility;			
U.S. Bank NA)	4,900,000	f	4,900,000
Total Short-Term Municipal Investments			
(cost $21,293,750)			**21,286,700**
Total Investments (cost $589,329,556)	**100.3%**		**622,065,020**
Liabilities, Less Cash and Receivables	**(.3%)**		**(1,649,152)**
Net Assets	**100.0%**		**620,415,868**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, these securities amounted to $54,956,118 or 8.9% of

d Purchased on a delayed delivert basis.

e Non-income producing security; interest payments in default.

f Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and